MOL Plc.
Finance

RECEIVED

2008 NOV 12 A 8:27

20th October, 2008

08005808

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

<u>*MOL ~~Magyar Olaj- és Gázipari Rt.~~*</u>
<u>*Rule 12g3-2(b) File No. 82-4224*</u>

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Zsuzsanna Kun
Investor Relations

PROCESSED
NOV 14 2008
THOMSON REUTERS

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

INVESTOR NEWS

20 October 2008

MOL has received OMV's additional claim

MOL Hungarian Oil and Gas Plc. hereby informs the capital market participants, that OMV Clearing and Treasury GmbH initiated judicial supervision against the Company before the Metropolitan Court of Registration, alleging that the current articles of association of the Company are in breach of the applicable laws and in course of its operation the Company does not comply with the regulations concerning its corporate organization and functioning. The present claim, questioning the articles regarding the „B" series preferential share and voting limitation, is related to the legal proceedings launched by OMV last year, and which has been finally rejected by the Metropolitan Court.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

INVESTOR NEWS

22 October 2008

Share sale of MOL manager

Dr. Sándor Csányi, Vice Chairman of the Board of Directors of MOL sold 7,453 MOL shares at HUF 9,812.27 on average on the Budapest Stock Exchange on 22 October 2008, with the assistance of UniCredit Bank Hungary Zrt. as investment service provider. After the transaction the number of MOL shares owned by Dr. Sándor Csányi decreased from 12,453 to 5,000.

In connection with the transaction Sándor Csányi emphasised:

"My trust in MOL is undiminished. However in the frame of the convertible bond program I took a bank loan on my MOL bonds. Due to the conversion of these bonds the bank loan expired and the proceeds from the sale of my MOL shares serve as a source to pay back the loan. It is groundless and unnecessary to seek further reasons behind the transaction."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END